Filed by Criteo S.A. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Criteo S.A.

Commission File No.: 001-36153

Dear Fellow Shareholders,

As we close out 2025 and look ahead to 2026, I want to thank you for your support and confidence in Criteo. This has been a defining year in strengthening our foundations and positioning the company for its next chapter of growth.

As we look ahead, Agentic AI is emerging as a powerful new discovery layer in commerce that expands, rather than replaces, how consumers explore and shop. As outlined in our agentic commerce predictions for 2026 and beyond, AI assistants will play a growing role in discovery, fragment search across more surfaces, and elevate the importance of accuracy, trust, and high-quality data. This plays directly to Criteo’s strengths. Our rich commerce data, scaled AI capabilities, and early investment in agentic tools and infrastructure, such as Model Context Protocol (MCP) give us what we believe will be a durable competitive advantage. We also believe Agentic AI will ultimately anchor our multi-year growth strategy and drive meaningful long-term value creation.

This year, we sharpened our operating model with dedicated leadership and a clear strategic and operational focus across our two business segments, Retail Media and Performance Media. This structure enhances execution and positions each business to scale with greater speed and accountability.

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In Performance Media, our strategy is to serve customers more broadly by capturing a greater share of their budgets through full-funnel, cross-channel, self-service advertising that delivers measurable outcomes. Google Chrome’s decision to maintain third-party cookies gives us the clarity to accelerate our strategic priorities, reignite growth in this resilient business, and capitalize on momentum across mobile, social, and video, including CTV.

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In Retail Media, we continue to build on our position of global leadership, and we believe this business remains a long-term growth engine. With 235 leading global retail partners, we are focused on unlocking more demand by enabling broader budgets, capitalizing on newly launched formats and deeper insights, and advancing holistic page optimization.

A major milestone was our recent announcement of our intention to redomicile Criteo to Luxembourg and directly list our ordinary shares on Nasdaq. This evolution of our corporate structure is designed to increase capital management flexibility, eliminate the complexities of our current ADS structure, and position Criteo for potential inclusion in key U.S. indices. We believe this transition will broaden our shareholder base, improve liquidity, and create long-term shareholder value.

We enter 2026 with confidence in our strategy, a sustained focus on shareholder value and a world-class team executing against a roadmap built for an increasingly agentic, data-rich advertising future.

Thank you for your continued trust in Criteo.

Sincerely,

Michael Komasinski

Chief Executive Officer

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the intended redomicile; failure to satisfy any of the other conditions to the intended redomicile, including the condition that the option to withdraw shares for cash in connection with the intended redomicile is not exercised above a certain threshold; the intended redomicile not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the intended redomicile; failure to list our shares on Nasdaq following the intended redomicile or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the intended redomicile; the disruption of current plans and operations by the intended redomicile; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the intended redomicile, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the intended redomicile; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the intended redomicile by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the intended redomicile, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the intended redomicile; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the intended redomicile, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including the Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed in connection with the intended redomicile, as well as future filings and reports by Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the intended redomicile, Criteo filed a Registration Statement on Form S-4 with the SEC that includes a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the intended redomicile and also constitutes a preliminary prospectus. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the intended redomicile and the other proposals relating to the intended redomicile set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the intended redomicile. This communication is not a substitute for the registration statements, the proxy statement / prospectus (if and when available) or any other document that Criteo may file with the SEC with respect to the intended redomicile. The definitive proxy statement / prospectus will be mailed to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE INTENDED REDOMICILE.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the intended redomicile, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the intended redomicile or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the intended redomicile. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the intended redomicile to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

Forward Looking Statements Disclosure

This letter contains forward-looking statements, including our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: failure related to our technology and our ability to innovate and respond to changes in technology, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, investments in new business opportunities and the timing of these investments, whether the projected benefits of acquisitions or strategic transactions materialize as expected, uncertainty regarding international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions (such as changes in or new tariffs), the impact of competition or client in-housing, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith, the impact of consumer resistance to the collection and sharing of data, our ability to access data through third parties, failure to enhance our brand cost-effectively, recent growth rates not being indicative of future growth, client flexibility to increase or decrease spend, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, and the financial impact of maximizing Contribution ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results, and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2025, and in subsequent Quarterly Reports on Form 10-Q as well as future filings and reports by the Company. Importantly, at this time, macro-economic conditions including inflation and fluctuating interest rates in the U.S. have impacted and may continue to impact Criteo’s business, financial condition, cash flow and results of operations.

Except as required by law, the Company undertakes no duty or obligation to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations or otherwise.